QUALIGEN THERAPEUTICS, INC.

5857 Owens Avenue, Suite 300

Carlsbad, CA 92008

(760) 452-8111

September 24, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Qualigen Therapeutics, Inc. – Request for Withdrawal of Registration Statement on Form S-1 (File No. 333-282820), pursuant to Rule 477 of the Securities Act of 1933, as amended

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Qualigen Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on October 24, 2024.

The Registration Statement has not been declared effective and no securities have been or will be sold thereunder. The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the proposed offering of shares of common stock and pre-funded warrants at this time. Accordingly, the Company submits that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act.

The Company further requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Pursuant to Rule 418 under the Securities Act, to the extent applicable, the Company requests that all materials provided supplementally to the Commission be returned to the Company.

Please direct any comments or questions regarding this filing to our counsel, Ross Carmel, Esq., Sichenzia Ross Ference Carmel LLP, at (646) 838-1310.

Very truly yours,

Qualigen Therapeutics, Inc.

By:	/s/ Kevin Richardson II
Kevin Richardson II, Interim Chief Executive Officer

cc:	Ross Carmel, Esq., Sichenzia Ross Ference Carmel LLP